(Check One):	UNITED STATES	OMB Approval
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
	Washington, D.C. 20549	Expires: March 31, 2006
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	FORM 12b-25	SEC FILE NUMBER 1-7852
CUSIP NUMBER
NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Pope & Talbot, Inc.

Full Name of Registrant

Former Name if Applicable

1500 SW 1st Avenue, Suite 200

Address of Principal Executive Officer (Street and Number)

Portland, Oregon 97201

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pope & Talbot has complex tax matters requiring extensive calculation, analysis, judgment, and review, and was unable to complete the 2005 tax review without unreasonable effort in time for the filing of its Annual Report on Form 10-K on the due date of March 16, 2006.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard K. Atkinson (Name)	503 (Area Code)	228-9161 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In 2004, the Company had net income of $11.1 million and net income per diluted share of $0.69. As reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, the Company had a net loss of $16.5 million and net loss per share of $1.02 for the nine months ended September 30, 2005, and a net loss of $8.8 million and net loss per share of $0.54 for the three months ended September 30, 2005. The Company’s losses continued and increased in the fourth quarter of 2005, but the Company is unable to estimate its net loss for the full year of 2005 pending completion of the review of its 2005 income tax provision. If the Company makes an adjustment to its 2005 income tax provision, management will need to consider whether there is a material weakness in the Company’s internal control over financial reporting relating to accounting for income taxes; accordingly, the Company cannot provide any assurance that its Annual Report on Form 10-K when filed will include a favorable report on the effectiveness of the Company’s internal control over financial reporting.

As of December 31, 2005, the Company would have been in violation of two financial covenants under its Halsey pulp mill leases, except that on December 28, 2005, the Company entered into amendments pursuant to which the other parties to the Halsey leases waived compliance with the covenants. The Halsey leases include early repurchase options pursuant to which the Company may repurchase the Halsey mill on January 2, 2007 for an aggregate repurchase price of $59.1 million. Under the lease amendments signed on December 28, 2005, the covenant waivers expire if the Company does not exercise the early repurchase options by January 2, 2007; accordingly, the Company faces likely defaults if it does not refinance the $59.1 million repurchase price by that date. The lease amendments also impose a new liquidity covenant under which the Company must have cash balances plus borrowing availability under credit facilities of at least $15 million as of the end of each quarter. To meet this liquidity requirement at March 31, 2006, the Company expects to rely on borrowing availability under its revolving credit agreement with a U.S. lender. Borrowing availability under that credit agreement is dependent on compliance with covenants requiring that as of March 31, 2006 the Company have consolidated stockholders’ equity of at least $127,649,000 and a ratio of total debt to total capitalization of no more than 72.5%. The Company does not expect to be in compliance with these covenants at March 31, 2006, and, therefore is seeking waivers of these covenants from the lender. Receipt of such waivers is not assured.

The Company’s Canadian revolving credit agreement requires, among other things, that the Company’s Canadian subsidiaries maintain a ratio of adjusted EBITDA to interest expense of at least 2-to-1 measured at the end of each quarter for the four quarter period then ended. The Company does not expect to satisfy this covenant requirement for the period ending March 31, 2006. The Company is seeking a waiver of this covenant from its Canadian banks, but cannot assure that any such waiver will be granted. The Company expects that any such waiver will be conditioned on the Company’s agreement to pledge its unencumbered Canadian sawmills as additional security. In addition, the Canadian revolving credit facility expires on July 29, 2006 and, if not renewed or repaid, outstanding borrowings at that time will convert into two term loans payable in one year and two years, respectively.

The Company is in negotiations with certain institutional lenders to refinance its Halsey pulp mill leases and existing Canadian and U.S. revolving credit facilities. The Company expects any new credit facilities to be secured by substantially all of its assets, including its Canadian sawmills that are not presently securing indebtedness. The Company also expects more of any refinanced debt to be term debt at long-term rates, and that the average interest rate on any new debt will be substantially higher than the average rate paid on the debt being refinanced. The Company cannot provide any assurance that it will be successful in obtaining new debt financing on acceptable terms or at all.

As described above, the Company has issues with compliance with financial covenants, particularly its need for waivers of expected covenant violations as of March 31, 2006. The Company cannot provide any assurance that its Annual Report on Form 10-K when filed will not include a “going concern” qualification in the opinion of its registered independent public accounting firm.

Pope & Talbot, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2006	By	/s/ Richard K. Atkinson
Richard K. Atkinson
Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf or the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).